SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Valuation Report of Cetrel S.A. for Braskem S.A.

April 10th, 2017

G5 | Evercore

Disclaimer

G5 Consultoria e Assessoria Ltda. ("G5|Evercore") has been engaged by Braskem S.A. and its Affiliates, as defined below ("Braskem") to prepare and deliver an economic-financial valuation report based on commonly accepted methodologies ("Valuation Report") of Cetrel S.A. ("Cetrel" or "Target"), to be submitted to Braskem shareholders' general meeting for purposes of Article 256, Paragraph First, of Law No. 6,404, dated as of December 15th, 1976, as amended ("Brazilian Corporate Law"), in connection with the potential acquisition of a 63.66% stake of the social capital of the Target by Braskem ("Acquisition").

This Valuation Report is the intellectual property of G5|Evercore and was prepared by G5|Evercore, as per the request of Braskem, solely for the purposes of Braskem shareholders' general meeting resolution related to the Acquisition, and for no other purpose. This Valuation Report shall not be used by Braskem or any other third party for any purpose other than the aforementioned and shall not be disclosed or endorsed to third parties, nor distributed, reproduced, summarized or quoted in any public document, nor assigned to any third party or used for any other purpose without prior written authorization from G5|Evercore, except for the disclosure of the Valuation Report to Braskem shareholders and investors, to CVM and the Stock Exchanges in which securities issued by Braskem are traded, pursuant to the applicable laws and regulations.

In case the disclosure of the Valuation Report is required by the applicable laws and regulations, the Valuation Report shall only be disclosed and reproduced in its entirety, and any reference to G5|Evercore shall be reasonable and shall be previously and expressly authorized by G5|Evercore and its advisors. Except if previously and expressly authorized, no person other than the members of the Board of Directors of Braskem, its management and its shareholders is allowed to use any representation, advice, opinion or conduct of G5|Evercore, and Braskem shall not disclose such representations, advices, opinions or conducts to third parties, except if required by the applicable laws and regulations.

This Valuation Report is not and shall not be used as an opinion regarding the Acquisition transaction or an opinion regarding the adequacy and reasonableness of such transaction (fairness opinion). This Valuation Report, including the analysis and conclusions enclosed therein, is not and shall not be understood or interpreted as an offer, request, suggestion or recommendation to Braskem, its Affiliates or any of its shareholders, directors or board members, respectively, or to any other third party, on how to vote or act on any matter related to the Acquisition.

"Affiliates" means, in relation to an individual, legal entity, investment fund, or any other type of vehicle or universality of rights ("Persons"), the Persons that, directly or indirectly, (a) control, administer, or manager such Person; (b) are controlled, administered, or managed by such Person; or (c) are under common control, administration, or management with such Person or with Persons in its economic group.

This Valuation Report is not intended to be the sole basis and/or criterion for the valuation of the Target, nor does it provide all the necessary information for such purpose. Braskem, its management and its shareholders acknowledge and agree that they are solely responsible for any decisions they make. The analysis of the risks and benefits related to the implementation and approval of the Acquisition shall be carried out and performed exclusively and independently by Braskem, its management or its shareholders, as appropriate.

This Valuation Report shall be understood and interpreted in light of the premises, restrictions, qualifications and other abovementioned conditions. Any person using this Valuation Report, provided that it is duly authorized to do so, shall take into consideration within its analysis the restrictions and characteristics of the sources of the information enclosed herein.

To arrive at the conclusions presented in this Valuation Report, among other things: (a) we have analyzed the individual and consolidated audited financial information of the Target referring to the fiscal years ended on December 31, 2014, and 2015 and the consolidated non-audited financial information referring to the fiscal year ended on December 31, 2014, 2015 and 2016; (b) we have analyzed and discussed with the Board of Braskem the financial and operating projections of the Target, provided by Braskem; (c) we held discussions with the Officers of Braskem concerning the Target's business and prospects; and (d) we took into consideration other financial, economic, and market information, studies, analyses, research, and criteria that we found relevant (collectively, the "Information").

Within the scope of our review, we have not assumed and do not assume any responsibility for independent investigations of any of Information, which is the sole responsibility of the respective sources that provided it, and we trust that all Information was trustful, complete, accurate, consistent, and up to date in all material aspects. In addition, we have not been requested to make, and indeed we did not make, any independent verification of such Information or independent verification or evaluation of any assets or liabilities (contingent or otherwise) of the Target or its Affiliates. We did not evaluate the solvency of the Target or its Affiliates in light of laws related to any matter, including bankruptcy, insolvency, or similar issues.

G5|Evercore does not make, and will not make, any representation or warranty, express or implied, regarding any Information (including financial and operational projections of the Target or its Affiliates, or presumptions and estimates on which such projections are based) used to prepare this Valuation Report. Additionally, we did not undertake any obligation to conduct, neither did we conduct, any physical inspection of the properties or facilities of the Target or its Affiliates. We are not an accounting firm and we did not provide accounting, auditing or due diligence services with regard to this Valuation Report or the Acquisition. We are not a law firm and we did not provide legal, regulatory, environmental, labor, tax or fiscal advice with regard to this Valuation Report or the Acquisition.

G5|Evercore has not carried out any accounting, financial, legal, tax, or other due diligence or audit of the Target, its Affiliates or any third party. The results of such procedures, if carried out, could alter the analyses and conclusions of this Valuation Report. This Valuation Report substitutes any previous versions of reports prepared in connection with this assignment.

G5|Evercore assumes, with Braskem's permission, that all governmental and regulatory authorizations or any other necessary and relevant permissions related to the conclusion of the Acquisition will be obtained and that no limitation, restriction, term or condition that could be relevant for the analysis contained herein will be imposed to the granting and obtainment of such authorizations and permissions, nor to any amendment, modifications or waivers related to any agreement, instrument or order to which the Target is bound or subject.

Disclaimer *(Cont.)*

No representation or warranty, expressed or implied, is made by G5|Evercore with regards to the accuracy, completeness, truthfulness, consistency or sufficiency of the Information contained in this Valuation Report or that on which it was based. Nothing contained herein will be interpreted or construed as a declaration by G5|Evercore regarding the present, past, or future.

The operating and financial projections of the Target and its Affiliates contained in this Valuation Report, as well as the projections related to the demand and the growth of the respective markets, were based on Information obtained with Braskem and on publicly available Information. We did not have direct access to the Target's management or to third parties engaged or hired by the Target.

We assume, without making any independent investigation, that such projections were prepared reasonably and based on the best estimates currently available. If this assumption does not hold true, the analyses and conclusions in this Valuation Report may be significantly altered.

This Valuation Report, produced for the purposes of the Art. 256, first paragraph, of the Brazilian Corporate Law, is not an offer or recommendation, express or implied, regarding the price or any other aspect of the Acquisition and/or a "Report" or "Valuation Report" issued for the purposes and in accordance with any law or regulation, especially CVM Instruction No. 361. G5|Evercore makes no representations or warranties regarding the adequacy and reasonableness of the Acquisition. The analysis contained herein does not take into consideration any material element that could result from the conclusion or expectation of the Acquisition, if concluded, and it is not intended to reflect the sale price of the shares issued by the Target. This Valuation Report is not a recommendation to the management of Braskem, its Affiliates, its shareholders or any third party regarding the adequacy and reasonableness, or the decision to implement any transaction involving the assets and liabilities of the Target, including, but not limited to, the Acquisition, nor is it intended to be the basis of any investment or divestment decision.

This Valuation Report does not (a) quantify or express any opinion on any positive or negative effects that may impact Braskem and its Affiliates as a consequence of the Acquisition; (b) create any liability for G5|Evercore regarding the result of the Acquisition; and (c) constitute, and should not be construed as, a recommendation to Braskem or any of its Affiliates or to their respective officers, board members, or shareholders as to how to decide or act regarding any matter related to the Acquisition.

Since the analyses performed are inherently subject to uncertainty and are based on various events and factors beyond our control and the control of Braskem, the Target and its Affiliates, we will have no liability of any kind if the future results of the Target differ substantially from the results presented in this Valuation Report. There is no guarantee that the future results of the Target will correspond to the financial projections used as a basis for the analysis contained herein. Any differences between the projections in this Valuation Report and the financial results of the Target my may be significant.

The Target's future results may also be affected by economic and market conditions. Therefore, G5|Evercore shall not be held liable to and shall not accept any liability or obligation for any loss or damage that may arise if the Target's future results differ from the estimates and projections presented in the Valuation Report. G5|Evercore makes no representations or warranties, express or implied, with respect to such estimates and projections. G5|Evercore shall not be held liable to and shall not accept any liability regarding such estimates and projections or the methods and methodology whereby such estimates and projections have been prepared.

The preparation of a financial valuation is a complex process that involves various definitions concerning the most appropriate and significant methods of financial analysis, as well as how such methods are to be applied. To arrive at the conclusions presented in this Valuation Report, we performed qualitative reasoning regarding the analyses and factors taken into consideration. We arrived at a final conclusion based on the results of all analyses carried out, considered as a whole, and we did not arrive at conclusions solely based on or related to any of the individual factors or methods used in our analysis. Accordingly, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering the entirety of our analysis and conclusions, may result in an incomplete and incorrect understanding of the processes used for our analyses and conclusions.

Valuations of other companies and other sectors prepared by G5|Evercore in other transactions, of a nature similar to that of the Acquisition or not, may treat the market assumptions used herein differently from the approach adopted in this Valuation Report, hence, any departments, persons, or executives of G5|Evercore or any of its Affiliates may use in their analyses, reports, documents, and/or publications, estimates, projections, and methodologies different from those used herein, and such analyses, reports, documents, and/or publications may arrive at different conclusions from those expressed in this Valuation Report.

This Valuation Report refers only to the equity value of the Target and no other aspect or implication of the Acquisition or any contract, agreement, or understanding made in relation to the Acquisition. This Valuation Report does not address the merits of the Acquisition compared with other acquisitions that may be available to Braskem or its shareholders, nor does it address their potential business decision to proceed with the Acquisition. The results presented in this Valuation Report refer exclusively to the Acquisition and do not apply to any other issue, present or future, related to the Target, its economic group, or the sectors in which it is engaged. Braskem acknowledges and agrees that it is solely responsible for using the values set forth in this Valuation Report for any other valuation regarding Braskem or the Target, or for any other purpose not considered or contemplated herein.

The base date used for this Valuation Report is April 10th, 2017, hence any change in such conditions or in the Information after said date may affect and alter the results presented herein.

Although future events and other developments may affect the conclusions presented in this Valuation Report, we are under no obligation to update, revise, correct, or revoke this Valuation Report, wholly or in part, as a result of any subsequent development or for any other reason.

Our analyses do not include any benefit resulted from the potential use of acquisition goodwill nor any impacts that may occur after the Acquisition resulted from potential contingencies or other off-balance sheet liabilities of the Target and its Affiliates.

Disclaimer *(Cont.)*

G5|Evercore declares herein that it does not hold any direct or indirect interest in Braskem, the Target, its related parties or in the Acquisition that could in any way impair its necessary independence for preparing this Valuation Report.

G5|Evercore also declares that: (i) it is not a related party to Braskem, the Target or its respective Affiliates, shareholders or management, as defined by CVM Deliberation No. 642, dates as of October 7th, 2010; (ii) the negotiation of the purchase price to be paid by Braskem in the Acquisition ("Price") was not based on this Valuation Report; and (iii) the Valuation Report was prepared after the definition of the Price and the signing of the Acquisition agreements.

Pursuant to Article 256, first paragraph, of Brazilian Corporate Law, G5|Evercore shall not be held liable to and shall not accept any liability for any direct or indirect loss or loss of profit which may eventually arise from the use of the Valuation Report. In any case, G5|Evercore shall not be held liable to and shall not accept any liability for direct or indirect losses or losses of profit which may eventually arise from the inappropriate or unauthorized use of the Valuation Report.

Braskem has agreed to reimburse G5|Evercore and its Affiliates for expenses incurred in connection with the preparation of this Valuation Report and to indemnify them for liabilities and expenses that may arise as a result of our engagement, except in the event of intent or serious default, as attested and determined in judicial decision with no right of appeal within the limits and in accordance with Article 256, first paragraph, of the Brazilian Corporate Law. G5|Evercore will receive from Braskem a commission for the preparation and delivery of this Valuation Report, regardless of the conclusions contained herein and/or the success of the Acquisition.

We may, in the future, provide investment banking and other financial services to Braskem and/or to any of their Affiliates, for which we would expect to be compensated. G5|Evercore is a financial advisory company that provides a range of financial and other services related to securities, brokerage, and investment banking. In the ordinary course of its activities, we may acquire, hold, or sell, on our own account or at the request and expense of our clients, shares, debt instruments, and other securities and financial instruments (including bank loans and other obligations) of Braskem and any of their Affiliates, of the Target and of any other Target companies that may be involved in the Acquisition and may provide investment banking and other financial services to such Persons, to their Affiliates, and to their management.

The process for internal approval of the valuation reports issued by G5|Evercore comprises a formal process of revision, discussion and eventual approval by an internal evaluation committee, whereby the major premises and methodologies used in the preparation of those evaluations are discussed and justified.

This Valuation Report was prepared and delivered to Braskem in Portuguese and in English. In the event of any conflict or dispute regarding the interpretation of this Valuation Report, the Portuguese version shall prevail.

São Paulo, April 10th, 2017

Index

Executive Summary	I
Information about the Evaluator	II
Cetrel Overview	III
Discounted Cash Flow to Firm Analysis *(FCFF)*	IV
Valuation Using Market Trading Multiples	V
Valuation Using Precedent Transaction Multiples	VI
Valuation Using the Accounting Book Value	VII
Appendix	VIII

Executive Summary

Executive Summary

On January 27th, 2017, the Board of Directors of Braskem S.A. ("Braskem") approved the signing of a binding sale and purchase agreement for the acquisition of a 63.66% stake in the share capital of Cetrel S.A. ("Cetrel" or "Target"), indirectly controlled by Odebrecht Ambiental S.A. ("ODBA"), according to the material fact released in the same date.

Cetrel is an environmental services company that began operations in 1978, in conjunction with much of the industrial activity of the Camaçari petrochemical complex, the largest and most important integrated petrochemical complex in Latin America, with the objective of promoting integrated actions to mitigate the environmental impact stemming from the region's industrial activity. Cetrel is a strategic asset within the Camaçari complex, and possesses the largest wastewater and solid waste treatment facilities in Latin America.

Within this context, G5 Evercore ("G5|Evercore") was retained by Braskem to prepare a financial and economic valuation report: (i) based on information provided by the management of Braskem and of Cetrel ("Management Business Plan") and other public sources; and (ii) using valuation methodologies commonly accepted to estimate a price range for the equity value ("Equity Value") of Cetrel ("Valuation Report").

The Valuation Report employed the following valuation methodologies:

- value of Cetrel according to the projected cash flows to the firm discounted by the rolling weighted average cost of capital ("FCFF")
- market trading multiples of comparable companies
- multiples of precedent transactions of comparable companies
- accounting book value

G5|Evercore considered the FCFF methodology the most appropriate for this Valuation Report, as it captures the growth perspectives and the financial and operating specificities of Cetrel.

The base date used for this Valuation Report is April 10th, 2017.

The equity value range for the 63.66% stake in Cetrel, based on the Management Business Plan, was estimated to be between R$577 million and R$731 million, a range that includes the value indicated by Braskem of R$610 million.

Summary of Cetrel Valuation

Description of Valuation Methodologies:

	Description	Considerations
1 **Discounted Cash Flow to Firm** *(FCFF)*	▪ Based on the Management Business Plan ▪ Discounts the cash flows by the weighted average cost of capital (WACC)	▪ Captures changes in the sector and in the Cetrel's short and long term performance through the impact of these factors in projected cash flow ▪ G5 Evercore considered this methodology as the most adequate to derive the value range of Cetrel's equity value
2 **Market Trading Multiples of Comparable Companies**[1]	▪ Based on the trading multiples of comparable companies[1] ▪ Multiples based on the average of equity research analysts' projections for 2017	▪ Reflects the stock exchange trading value of comparable companies[1] ▪ No adjustments for control premium or share trading liquidity
3 **Multiples of Precedent Transactions of Comparable Companies**[1]	▪ Based on the transaction multiples for comparable companies[1]	▪ Reflects the value of comparable companies, as observed in past acquisitions[1] ▪ No adjustments for: competitive environment; negotiation terms; potential contingencies or resulting synergies/dis-synergies
4 **Accounting Book Value**[2]	▪ According to Cetrel's accounting book value[2]	▪ Reflects Cetrel's value as measured by accounting criteria

Note:
1 Environmental services companies active in the water cycle – production, disposal, wastewater, recycling – whose primary focus is in the corporate and commercial market
2 Based on unaudited managerial financial statements as of December 31, 2016

Summary of Cetrel Valuation *(Cont.)*

Valuation Overview

	Equity Value for 63.7% of Cetrel S.A. *(R$ mm)*	Considerations
1 Discounted Cash Flow *(FCFF)*	577 – 731	▪ Based on the Management Business Plan ▪ Considers a rolling WACC, according to page 41, with no real perpetuity growth ▪ Value range defined as -0.5%/+0.5% for the discount rate (WACC) and -0.5%/+0.5% for real growth ▪ For further information, refer to Section IV
2 Market Trading Multiples of Comparable Companies[1]	603 – 783	▪ Value range defined as -10%/+10% over the median of observed FV/EBTIDA multiples of 12.3x ▪ For further information, refer to Section V
3 Multiples of Precedent Transactions of Comparable Companies[1]	539 – 706	▪ Value range defined as -10%/+10% over the median of FV/EBITDA LTM[1] multiples observed in the acquisition of comparable companies[2] of 11.6x ▪ For further information, refer to Section VI
4 Accounting Book Value[2]	312	▪ Considers accounting book value of R$490 million[3], as of December 31, 2016 and the 63.66% stake acquired ▪ For further information, refer to Section VII

Value indicated by Braskem R$610 mm

Note:
1 Last twelve months. For further information, refer to Section VI
2 Environmental services companies active in the water cycle – production, disposal, wastewater, recycling – whose primary focus is in the corporate and commercial market
3 Based on unaudited managerial financial statements as of December 31, 2016

II

Information about the Evaluator

Information about the Evaluator

Founded in 2007, G5 Evercore is a Corporate Advisory, Wealth Management, and Private Equity boutique located in Brazil that advises companies, institutional and individual investors on the most complex strategies and investment decisions

OUR BUSINESS

- MERGERS & ACQUISITIONS
- RESTRUCTURING & STRATEGIC ADVISORY
- MULTI FAMILY OFFICE - WEALTH MANAGEMENT
- PRIVATE EQUITY

DISTINGUISHING FEATURES

- INDEPENDENCE AND CONFIDENTIALITY
- SENIOR-LEVEL INVOLVEMENT AND EXPERIENCE
- EXCELLENCE
- LONG-TERM RELATIONSHIP
- GLOBAL PERSPECTIVE

LOCAL TEAM

- 12 SENIOR MANAGING DIRECTORS
- 55 EMPLOYEES

Information about the Evaluator *(Cont.)*

G5|Evercore has a long-standing experience in M&A transactions in Brazil

Relevant M&A Transactions

Advised PETROBRAS On the fairness opinion for the sale of its 100% stake in Petroquímica Suape (PQS) to alpek 2016	Advised PETROBRAS On the sale of its 100% stake in Nansei Sekiyu K.K. refinery for US$130 million to Taiyo Oil Co. SOLATO 2016	Advised PETROBRAS On the sale of US$892 million of its share in Petrobras argentina to Pampa Energía 2016	Advised BRProperties Exclusive Financial Advisor to BR Properties board of directos in the analysis of GP Investments and ADIA non-solicited acquisition offer 2016	Advised eneva On the economic-financial analysis of: (i) Parnaíba Gás Natural S.A.(PGN), (ii) Cambuhy's stake on PGN and (iii) mandatory convertible debentures in Cambuhy's shares 2016	Advised oas On the sale of samar To GS Inima Brasil 2015	Advised oas On the sale of its 24.4% stake in Invepar For R$1.35 billion 2015
Advised CEUNSP On its sale to Universidade Cruzeiro do Sul 2015	Advised PETROBRAS On the fairness opinion of its US$25 million assets in Bacia de Bijupirá and Salema 2015	Advised PETROBRAS On the fairness opinion of its assets in Bacia de Campos 2015	Advised eneva On the appraisal report of the acquisition of Petra Energia's stake in 3 termal plants and 1 Eneva S.A. supplier of energy, evaluated at R$425 million 2015	Advised INFRAVIX On the sale of its equity interests in Natal and Brasilia airports to Corporación América 2015	Advised SEQUANA On the sale of its Brazilian operations of Arjo Wiggins for FEDRIGONI 2015	Advised Blackstone On the acquisition of a minority stake in Hidrovias do Brasil 2015
Advised Iron House On the fund raising for the development of a real estate project 2015	Advised FANDANGO Subsidiary of COMCAST On the acquisition of ingresso.com 2015	Advised eneva On the fairness opinion of the acquisition of Grupo Eneva's minority stakes in 3 thermal plants and 1 supplier of energy, evaluated at R$476 million, and in the exchange ratio between the parties involved, with Eneva's equity value of R$321 million 2014	Advised Arco Hotel On the sale of its hotel assets to zii hotel / HSI 2014	Advised ITAMARATY On teh sale of its coffee assets to 3corações 2014	Advised saphyr On the fund raising for the acquisition of FASHION MALL RIO DE JANEIRO 2014	Advised saphyr On the fund raising for the development of Bossa Nova Mall Rio de Janeiro 2014

G5 | EVERCORE

Information about the Evaluator *(Cont.)*

G5|Evercore has a long-standing experience in M&A transactions in Brazil

Relevant M&A Transactions

Advised LWART On its sale to Sika 2014	Advised OMRON On the acquisition of ns 2014	Advised Independência On its sale to JBS 2013	Advised CONBRAS On its sale to babcock 2013	Advised grupo abc On the acquisition of escala 2013	Advised Burger King / BGK do Brasil S.A. On its sale to BK Brasil S.A. Master Franqueado Burger King Corporation - Brasil 2012	Advised saphyr In forming a joint venture and fund raising with HSI / GIC 2012
Advised EMILIANO In forming a joint venture with BTGPactual 2012	Advised OKI On the acquisiton of Itautec 2012	Advised INFOGLOBO On the acquisition of zap From ESTADÃO 2012	Advised VIVA AMBIENTAL RESPEITO AO FUTURO On its sale to estre 2012	Advised ally On the sale of its Brazilian operations to GM Financial 2012	Advised saphyr On the acquisition of SuperShopping Osasco 2012	Advised Solair Brasil On the fund raising for a solar and wind power generation project 2012
Advised Confidence sacs On its sale to Travelex 2011	Advised CS Participações Ltda On the sale of UHE Santo Antonio do Jari to edp energias do brasil 2011	Advised CS Participações Ltda On the sale of its shares in SPVIAS To CCR 2010	Advised RICHARDS salinas On its sale to inbrands 2010	Advised WROBEL CONSTRUTORA On its strategic partnership with AGRA INCORPORADORA 2010	Advised MITSUI On its sale to MC Curimbaba 2010	Advised CS Participações Ltda On the sale of 55% of CONTROLAR To CCR And Brisa 2009

Information about the Evaluator *(Cont.)*

Profissionals responsible for the Valuation Report:

Ricardo Moura *Senior Partner*	▪ Ricardo Moura is a Senior Partner and co-Head of M&A at G5|Evercore. Prior to joining G5|Evercore, Ricardo worked between 2008 and 2014 at Bank of America Merrill Lynch as a Managing Director. From 2002 to 2007, Ricardo worked at the Investment Banking Division at UBS and UBS Pactual. Prior to that, Ricardo worked at Citi/Salomon Smith Barney in São Paulo and New York. He has a BS in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo
Marcelo Gervino *Associate*	▪ Marcelo Gervino is a M&A Associate at G5|Evercore. Marcelo has over 4 years of experience in M&A and variable income. Prior to joining G5, Marcelo worked at the Investment Banking Division and, later, the Proprietary M&A Division of Banco Santander between 2012 and 2016. Marcelo holds a Bachelor's Degree in Business Administration from FGV-EAESP.
Paulo Henrique *Associate*	▪ Paulo Henrique is a M&A Associate at G5|Evercore. Paulo has over 6 years of experience in M&A, variable and fixed income. Prior to joining G5, Paulo worked at J.P. Morgan's M&A Advisory team in São Paulo and New York from 2013 to 2016. From 2011 to 2012, Paulo worked at Morgan Stanley's Equity Research team. Prior to that, Paulo worked at the Fixed Income division at Valora Gestão de Investimentos. Paulo holds a Bachelor's Degree in Economics from INSPER-SP.

III

Cetrel Overview

Cetrel Overview

Cetrel is an environmental services company acting mainly in the Camaçari Petrochemical Complex

Overview

- Founded in 1978, Cetrel is an environmental services company whose business segments include water distribution, wastewater treatment and environmental monitoring, mainly in the Camaçari Industrial Complex in the state of Bahia and its surroundings
- Since beginning operations in the Camaçari Petrochemical Complex, Cetrel has maintained a strategic role in the region's environmental processes seeking to mitigate the impact of industrial activity
- With the Cetrel's privatization in the 1990, 70% of the Company's share capital came under private control. Odebrecht Ambiental is the controlling shareholder since 2012, when the company acquired the majority stake previously held by Braskem

Geographical Presence

- The Camaçari Complex is the largest industrial complex in the State of Bahia, located 45 km from the Port of Salvador


BA
Camaçari
45km
Salvador

Business Segments


cetrel
Water Production and Distribution
Wastewater Treatment
Environmental Monitoring
Waste Disposal

Revenue Breakdown – 2016[1] *(R$ mm)*


Environmental Monitoring
14%
Waste Disposal
1%
Water Production and Distribution
49%
Wastewater Treatment
37%
R$309 mm

Source: Braskem
Note:
1 Based on unaudited managerial financial statements as of December 31, 2016

Cetrel Overview *(Cont.)*

The shareholder structure of Cetrel is composed by ODB Utilities and some of its main clients

Shareholder Structure and Transaction Scope



ODEBRECHT
Ambiental
FUNCEF
82.7%
17.2%
FIP Operações Industriais
100.0%
Outros
Odebrecht Utilities
36.3%
63.7%
cetrel

- State of Bahia – 10.6%
- BSC S.A. – 4.5%
- Sudic – 4.5%
- UNEB – 2.6%
- Eleikeroz S.A. – 2.3%
- Ambev – 2.1%
- Dow Brasil – 1.5%
- Monsanto do Brasil – 1.5%
- Bavária – 1.0%
- Other – 5.9%

Main Clients *(as % of Revenues)*[1]



Braskem 44%
bsc 7%
Elekeiroz 4%
PETROBRAS 4%
MONSANTO 3%
ACRINOR 2%
Ford 2%
PARANAPANEMA 2%
OXITENO 2%
ambev 2%
BASF The Chemical Company 1%
Other 27%

Source: Braskem
Note:
1 Considers the 6-month period ended June 30, 2016

G5 | EVERCORE

Cetrel Overview *(Cont.)*

Timeline and Main Corporate Events

Main Recent Corporate Events

- Dec. 2012 – sale by Braskem of: (i) 54.16% of Cetrel and (ii) 100% of DAC – Distribuidora de Água de Camaçari (former Unidade de Tratamento de Água de Camaçari) to Foz do Brasil Participações e Investimentos S.A. ("FBPI"), holding company controlled by Odebrecht Ambiental S.A. ("ODBA")
- Jan 2013 – DAC starts to operate as an independent company
- Jun 2013 – Corporate restructuring of Organização Odebrecht, including:
  - Odebrecht Utilities S.A. ("ODB Utilities"), subsidiary of ODBA, become to have direct control of Cetrel; and
  - Incorporation of DAC by Cetrel, resulting in an increase of ODB Utilities' stake in Cetrel from 54.16% to 63.66%
- 2016 – Discontinuity of operations of two wholly owned subsidiaries of Cetrel: Cetrel Bio S.A. and Anamb

Transaction Perimeter



cetrel
100.0%
DAC

Transaction Perimeter

Timeline

- **1978** – **Foundation**: Cetrel starts to operate in conjunction with the industries in the Camaçari Complex
- **1991** – **Privatization**: Cetrel is privatized on March 14th, 1991
- **2005** – **Braskem**: Braskem becomes the majority shareholder
- **2010** – **Expansion**: Cetrel expands its operations to other states, including SP and RJ
- **2012** – **Acquisition by ODBA**: ODBA (successor of FOZ) becomes the controlling shareholder of Cetrel
- **2013** – **Contribution of DAC**: Contribution of DAC's shares increases ODB Utilities' stake to 63.66%
- **2016** – **Discontinuity of subsidiaries**: Cetrel Bio S.A. and Anamb operations were discontinued

Source: Braskem

Company Overview *(Cont.)*

Cetrel engages on the production and distribution of water and offers integrated systems of wastewater treatment, as well as environmental monitoring and waste disposal solutions

Water Production and Distribution	▪ Production and distribution of clarified, demineralized and potable water; water steam; compressed air and industrial gases for clients in the Petrochemical Complex of Camaçari ▪ Meets 60% of the water demand from companies operating in the Complex ▪ It serves all of Braskem plants in Camaçari, in addition to more than 40 other companies in the Complex
Wastewater Treatment	▪ Treatment of organic wastewater and uncontaminated water ▪ Capacity of treatment of up to 150,000 m^3/day of wastewater ▪ Collection, transportation, treatment and disposal of wastewater ▪ Disposal system with an ocean layout, with a capacity of 10,800 m^3/h and 16km of length ▪ Liquid waste incineration plant (non-biodegradable organochlorines)
Environmental Monitoring	▪ Quality monitoring of water resources, effluents and air ▪ Chemical, physical-chemical and biological analysis ▪ Environmental consulting with operations throughout the Brazilian territory, focusing on the Petrochemical Complex of Camaçari ▪ Laboratory services include characterization of residues, physical-chemical and incineration, ionic and gas chromatography
Waste Disposal	▪ Solid waste incineration plant ▪ Landfills for solid waste disposal (classes 1 and 2) ▪ Processing of hazardous solid waste

Source: Braskem

Company Overview *(Cont.)*

Consolidated Financials[1,2]

Gross Revenue *(R$ Million)*


253
311
309
2014
2015
2016

COGS *(R$ Million)* and COGS as a % of Net Revenue *(%)*


COGS
COGS as a % of Net Revenue
52%
49%
49%
117
128
128
2014
2015
2016

EBITDA *(R$ Million)* and EBITDA Margin *(%)*


40%
43%
43%
89
113
113
2014
2015
2016
Adjusted EBITDA
EBITDA Margin

Net Income *(R$ Million)* and Net Margin *(%)*


5%
8%
7%
12
21
19
2014
2015
2016
Net Income
Net Margin

Source: Braskem

Note:
1 Cetrel started to consolidate DAC in its 2013 financial statements
2 To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

Cetrel – Historical Managerial Income Statement [1]

R$ mm	2014A	2015A	2016A
(+) Gross Revenues	**253**	**311**	**309**
(-) Taxes on Revenues	(30)	(47)	(47)
(=) Net Revenues	**223**	**264**	**262**
(-) Cost of Services Rendered	(117)	(128)	(128)
(+) Tax Credits	1	5	5
(=) Gross Profit	**108**	**141**	**140**
(-) Sales, General & Adm. Expenses	(18)	(28)	(27)
(=) EBITDA	**89**	**113**	**113**
(-) Depreciation & Amortization	(33)	(32)	(36)
(=) EBIT	**56**	**80**	**77**
(+/-) Non-Operating Results	-	-	-
(+/-) Financial Results	(36)	(51)	(48)
(=) EBT	**20**	**29**	**29**
(-) Income Tax	(8)	(8)	(10)
(=) Net Income	**12**	**21**	**19**

Source: Braskem
Note:
1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

Cetrel – Historical Managerial Balance Sheet[1]

R$ mm	2014A	2015A	2016A
Total Assets	**964**	**974**	**1,000**
Current Assets	86	93	90
Cash & Equivalents	37	32	22
Accounts Receivable	34	45	50
Inventory	5	6	7
Recoverable Taxes	9	9	11
Other Current Assets	2	1	1
Non-Current Assets	878	881	910
Long Term Assets	123	136	177
Accounts Receivable	0	0	-
Related Parties	1	20	37
Deffered Tax Assets	115	108	128
Recoverable Taxes	3	3	-
Other Non-Current Assets	5	6	11
Investments	9	6	2
Net PP&E	318	323	328
Intangible	427	415	403

R$ mm	2014A	2015A	2016A
Total Liabilities + Equity	**964**	**974**	**1,000**
Total Liabilities	**458**	**493**	**510**
Current Liabilities	49	50	49
Suppliers	12	7	6
Short-term Debt	23	23	28
Salaries and Social Charges	8	7	9
Taxes Payable	4	6	5
Dividends and Interest on Capital	3	5	0
Other Current Liabilities	0	2	2
Non-Current Liabilities	409	443	460
Long-term Debt	342	348	322
Related Parties	2	18	38
Deffered Tax Liabilities	61	65	93
Provisions	4	11	7
Dividends and Interest on Capital	-	-	-
Other Non-Current Liabilities	-	0	-
Equity	**506**	**481**	**490**
Share Capital	240	240	240
Capital Reserve	173	173	173
Retained Earnings	70	45	55
Adjustments to Equity Valuation	23	22	22

Source: Braskem
Note:
1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

IV

Discounted Cash Flow to Firm Analysis (FCFF)

Discounted Cash Flow Analysis

The following macroeconomic assumptions were considered:

Macroeconomic Data	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	...	2037E
Inflation Indexes															
Brazil															
IPCA (% per year)	6.4%	10.7%	6.3%	4.1%	4.5%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%		4.3%
IGP-M (% per year)	3.7%	10.5%	7.2%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%		4.5%
USA															
CPI (% per year)	1.6%	0.1%	1.2%	2.5%	2.4%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%		2.2%
GDP growth (% per year)	0.5%	(3.8%)	(3.5%)	0.4%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%		2.5%
Exchange Rate R$/US$[1]															
Average	2.36	3.34	3.49	3.18	3.34	3.42	3.49	3.53	3.59	3.66	3.73	3.81	3.88		4.83
End-of-Period	2.66	3.90	3.26	3.23	3.37	3.47	3.50	3.55	3.62	3.69	3.77	3.84	3.92		4.88
SELIC															
Average (% per year)	11.0%	13.5%	14.2%	10.3%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%		8.5%
End-of-Period (% per year)	11.8%	14.3%	13.8%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%		8.5%

Source: Brazilian Central Bank and Bloomberg as of April 7th, 2017
Note:
1 From 2022 onwards, the exchange rate was estimated based on the maintenance of the currency's purchasing power (Purchase Power Parity)

Discounted Cash Flow Analysis *(Cont.)*

Initial Considerations

Methodology	
Methodology	▪ Discounted cash flow to firm method ("FCFF") ▪ Projection of Cetrel's future cash flows, in nominal Reais, based on the Management's Business Plan ▪ Projection of unlevered cash flows, discounted by the rolling weighted average cost of capital (rolling WACC) to calculate the net present value – Explicit projection period in addition to terminal value ▪ Not including benefits arising from potential acquisition goodwill or impacts that may arise after the acquisition due to potential contingencies or hidden liabilities in Cetrel's business

Discounted Cash Flow Analysis *(Cont.)*

Initial Considerations

Discounted Cash Flow

- The analysis was based on the following information provided by Braskem's Management: (i) audited financial statements of Cetrel for the fiscal years of 2014 and 2015, including the notes to the financial statements; (ii) managerial financial statements of Cetrel for the fiscal years of 2014, 2015 and 2016; (iii) Economic-financial and operational projections of Cetrel for the years of 2017 to 2026; and (iv) Financial projections on the use of the fiscal benefit in relation to SUDENE by the year of 2026
- The analysis does not include the financial information of Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

▪ Valuation data base:	March 31, 2017
▪ Explicit projection period:	20 years (March 31, 2017 to February 28, 2037)
▪ Assumptions:	In accordance with the Management's Business Plan
▪ Cash flow:	Midpoint of each period ("mid-year convention") and discounted in nominal Reais
▪ Rolling Weighted Average Cost of Capital (rolling WACC)	Variable rate in nominal Reais, in order to capture: (i) changes in the effective tax rate resulted from the expiration of the SUDENE benefit for Cetrel and DAC (refer to page 36) and (ii) the projection of the basic interest rate (SELIC) in Brazil (refer to Section IV)
▪ Terminal Value:	After the explicit projection period with the perpetuity calculation based on the Gordon Method, with midpoint assuming real growth of 0.0%

Discounted Cash Flow Analysis *(Cont.)*

Main Revenues Assumptions for the Business Segments of Cetrel

Segment	Product	Driver	Assumptions
1 Water Production and Distribution	Clarified, Demineralized and Potable Water *sale / availability*	Volume (m^3 / year)	▪ Annual volume growth of 0.5% from 2017 to 2021 ▪ Constant volumes from 2022 onwards
		Price (R$ / m^3 and R$ / m^3 / h)	▪ Sale: Price per m^3 annually adjusted by IPCA ▪ Availability: Price per m^3 per hour, annually adjusted by IPCA
2 Wastewater Treatment	Organic / Non-Organic	Volume (m^3 / year)	▪ Annual volume growth of 0.5% from 2017 to 2021 ▪ Constant volumes from 2022 onwards
		Price (R$ / m^3)	▪ Sale: Price per m^3 annually adjusted for IGP-M ▪ Non-recurring revenues from Surcharge or Demand Reserve were not considered
3 Environmental Monitoring			▪ Assumes the maintenance of the current contract terms with customers, with the exception of the discontinuation of contracts with clients with a high volumes of accounts payable past due ▪ Annual growth adjusted by IPCA, added by 0.5% per year, in line with the volume increase in Wastewater Treatment
4 Waste Disposal			▪ Annual growth adjusted by IPCA, added by 0.5% per year, in line with the volume increase in Wastewater Treatment

Source: Braskem

1 Water Supplying – (a) Sale

Sale Volume of Clarified, Demineralized and Potable Water *(mm m³ / year)*



2014A 29.2 0.8 10.3 18.0
2015A 34.0 0.9 11.0 22.1
2016A 34.9 1.1 11.6 22.2
2017F 35.1 1.1 11.7 22.3
2018F 35.3 1.1 11.7 22.4
2019F 35.4 1.1 11.8 22.5
2020F 35.6 1.1 11.8 22.6
2021F 35.8 1.1 11.9 22.7
2022F 35.8 1.1 11.9 22.7
2023F 35.8 1.1 11.9 22.7
2024F 35.8 1.1 11.9 22.7
2025F 35.8 1.1 11.9 22.7
2026F 35.8 1.1 11.9 22.7
2027F 35.8 1.1 11.9 22.7
2028F 35.8 1.1 11.9 22.7
2029F 35.8 1.1 11.9 22.7
2030F 35.8 1.1 11.9 22.7
2031F 35.8 1.1 11.9 22.7
2032F 35.8 1.1 11.9 22.7
2033F 35.8 1.1 11.9 22.7
2034F 35.8 1.1 11.9 22.7
2035F 35.8 1.1 11.9 22.7
2036F 35.8 1.1 11.9 22.7
2037F 35.8 1.1 11.9 22.7
Clarified Water
Demineralized Water
Potable Water

Sale Tariffs [1,2] of Clarified, Demineralized and Potable Water *(R$ / m³)*



2014A 1.9 5.1 7.7
2015A 2.1 5.3 8.6
2016A 2.3 6.0 9.5
2017F 2.5 6.3 10.0
2018F 2.6 6.6 10.5
2019F 2.7 6.9 10.9
2020F 2.8 7.2 11.4
2021F 2.9 7.5 11.9
2022F 3.0 7.8 12.4
2023F 3.2 8.1 12.9
2024F 3.3 8.5 13.4
2025F 3.4 8.8 14.0
2026F 3.6 9.2 14.6
2027F 3.7 9.6 15.2
2028F 3.9 10.0 15.9
2029F 4.0 10.4 16.6
2030F 4.2 10.9 17.3
2031F 4.4 11.4 18.0
2032F 4.6 11.8 18.8
2033F 4.8 12.3 19.6
2034F 5.0 12.9 20.4
2035F 5.2 13.4 21.3
2036F 5.4 14.0 22.2
2037F 5.6 14.6 23.1
Clarified Water
Demineralized Water
Potable Water

Source: Braskem

Note:

1 Tariff adjustment applied during each respective fiscal year, according to the adjustment dates in the contracts

2 Weighted average tariff considering the existing clients

❶ Water Supplying – (b) Availability

Availability Volume of Clarified, Demineralized and Potable Water *('000 m³ / h)*



12.1 16.7 15.6 15.6 15.7 15.8 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9 15.9
2.8 4.5 4.0 4.0 4.0 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1 4.1
9.3 12.2 11.6 11.6 11.7 11.7 11.8 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9 11.9
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Clarified Water
Demineralized Water

Availability Tariffs [1,2] of Clarified, Demineralized and Potable Water *(R$ / m³ / h)*



2,149 2,352 2,689 2,839 2,955 3,087 3,218 3,355 3,497 3,646 3,801 3,962 4,131 4,306 4,489 4,680 4,879 5,087 5,303 5,528 5,763 6,008 6,263 6,529
831 966 1,102 1,164 1,212 1,266 1,319 1,375 1,434 1,495 1,558 1,625 1,694 1,766 1,841 1,919 2,000 2,085 2,174 2,266 2,363 2,463 2,568 2,677
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Clarified Water
Demineralized Water

Source: Braskem
Note:
1 Tariff adjustment applied during each respective fiscal year, according to the adjustment dates in the contracts
2 Weighted average tariff considering the existing clients

Wastewater Treatment

Volume of Wastewater Treatment *(mm m³ / year)*



33.8 34.1 33.3 33.5 33.7 33.8 34.0 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2 34.2
5.3 5.6 4.8 4.8 4.8 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9 4.9
28.5 28.5 28.5 28.7 28.8 29.0 29.1 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3 29.3
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Organic
Inorganic

Tarrifs [1,2] of Wastewater Treatment *(R$ / m³)*



2.7 3.0
3.2 3.4
3.1 4.0
3.3 4.2
3.4 4.4
3.6 4.6
3.7 4.8
3.9 5.0
4.1 5.2
4.3 5.4
4.5 5.7
4.7 5.9
4.9 6.2
5.1 6.5
5.3 6.8
5.5 7.1
5.8 7.4
6.1 7.7
6.3 8.1
6.6 8.5
6.9 8.8
7.2 9.2
7.5 9.6
7.9 10.1
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Organic
Inorganic

Source: Braskem

Note:

1 Tariff adjustment applied during each respective fiscal year, according to the adjustment dates in the contracts

2 Weighted average tariff considering the existing clients

Cetrel – Gross Revenues

Gross Revenues [1] *(R$ mm)*



253 8 38 99 108
311 5 44 127 135
309 2 42 113 151
319 2 37 114 165
333 2 39 120 172
350 3 41 126 181
367 3 43 132 190
385 3 45 139 199
402 3 47 145 207
419 3 49 151 216
438 3 51 158 225
457 3 53 165 235
477 3 56 173 245
497 4 58 180 255
519 4 61 189 266
542 4 64 197 277
566 4 67 206 289
590 4 70 215 301
616 5 73 225 314
643 5 76 235 327
671 5 79 246 341
701 5 83 257 356
731 5 87 268 371
763 6 91 280 387
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Water Production and Distribution
Wastewater Treatment
Enrvironmental Monitoring
Waste Disposal

Source: Braskem
Note:
1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

G5 | EVERCORE

Discounted Cash Flow Analysis *(Cont.)*

Main Costs Assumptions

1 **Water Production and Distribution**	Clarified, Demineralized and Potable Water *sale / availability*	▪ Main variable costs: raw water (supplied by Embasa), chemical materials, electricity, personnel and other costs (air, steam, fuel, maintenance and general services) ▪ Projected as percentage of gross revenues
2 **Wastewater Treatment**	Organic / Non-Organic	▪ Main variable costs: chemical materials, electricity, personnel, others (including services and maintenance) ▪ Projected as percentage of gross revenues
3 **Environmental Monitoring**		▪ Main variable costs: personnel, electricity and others (including services and maintenance) ▪ Projected as percentage of gross revenues
4 **Waste Disposal**		▪ Main variable costs: surveillance, personnel, maintenance and others ▪ Projected as percentage of gross revenues

Source: Braskem

Cetrel – Costs

Costs [1] *(R$ mm)*



52%
49%
117
128
128
133
139
146
153
160
167
175
182
190
199
207
217
226
236
246
257
268
280
293
305
319
2014A 2015A 2016A 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035F 2036F 2037F
Personnel
Services
Materials
Taxes, Fees and Contributions
Others
% of net revenues

Source: Braskem
Note:
1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

Cetrel – Expenses



Expenses [1,2] (R$ mm)
12.2%
10.4%
10.3%
10.3%
6.8%
6.8%
6.8%
6.8%
6.8%
6.8%
6.8%
6.8%
6.8%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.3%
27
28
27
28
19
20
21
22
23
24
25
26
27
23
24
25
26
27
28
29
30
32
33
35
2014A
2015A
2016A
2017F
2018F
2019F
2020F
2021F
2022F
2023F
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
2036F
2037F
Personnel
Services [3]
Other Operational Expenses
Shared Services [4]
Waste Incineration [5]
% of net revenues

Source: Braskem

Note:

1. Does not include Other Non-Recurring Operational Revenues
2. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016
3. Includes increase in expenses related to environmental protection until 2026E
4. Refers to allocated Shared Services by Cetrel's parent company. The Management's Business Plan assumes that only part of the historical allocated shared services are required
5. Non-Recurring Expenses

Cetrel – EBITDA

EBITDA[1] *(R$ mm)*



40%
43%
43%
43%
46%
46%
46%
46%
46%
46%
46%
46%
46%
48%
48%
48%
48%
48%
48%
48%
48%
48%
48%
48%
89
113
113
115
130
137
143
150
157
164
171
178
186
200
209
218
227
237
247
258
270
281
294
307
2014A
2015A
2016A
2017F
2018F
2019F
2020F
2021F
2022F
2023F
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
2036F
2037F
EBITDA
% EBITDA margin

Source: Braskem

Note:

1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

Assumptions on the Renewal of SUDENE Tax Benefit

Projections assumed a single 10-year renewal of the SUDENE benefit for Cetrel and DAC

- Projections assumed that Cetrel and DAC renew their SUDENE's tax benefits in December 2026 and December 2022, respectively. Each renewal is valid for additional 10-year
- SUDENE's tax benefit reduces the nominal income tax rate in 75%



20-year Explicit Forecasted Period FCFF
Dec 2026
10-year renewal
10 years
10 years
Cetrel
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
DAC
10 years
Dec 2022
10-year renewal

Source: Company

Cetrel – Income Statement[1]

R$ mm	2014A	2015A	2016A	2017F	2018F	2019F	2020F	2021F	2022F	2023F	2024F	2025F	2026F	2027F	2028F	2029F	2030F	2031F	2032F	2033F	2034F	2035F	2036F	2037F
(+) Gross Revenues	**253**	**311**	**309**	**319**	**333**	**350**	**367**	**385**	**402**	**419**	**438**	**457**	**477**	**497**	**519**	**542**	**566**	**590**	**616**	**643**	**671**	**701**	**731**	**763**
(-) Taxes on Revenues	(30)	(47)	(47)	(49)	(52)	(54)	(57)	(60)	(62)	(65)	(68)	(71)	(74)	(77)	(80)	(84)	(88)	(91)	(95)	(99)	(104)	(108)	(113)	(118)
(=) Net Revenues	**223**	**264**	**262**	**269**	**281**	**295**	**310**	**325**	**339**	**354**	**370**	**386**	**403**	**420**	**439**	**458**	**478**	**499**	**521**	**544**	**567**	**592**	**618**	**645**
(-) Cost of Services Rendered	(117)	(128)	(128)	(133)	(139)	(146)	(153)	(160)	(167)	(175)	(182)	(190)	(199)	(207)	(217)	(226)	(236)	(246)	(257)	(268)	(280)	(293)	(305)	(319)
(+) Tax Credits [2]	1	5	5	6	6	7	7	7	8	8	8	9	9	10	10	10	11	11	12	12	13	13	14	15
(=) Gross Profit	**108**	**141**	**140**	**143**	**149**	**157**	**164**	**172**	**180**	**188**	**196**	**204**	**213**	**223**	**232**	**242**	**253**	**264**	**275**	**288**	**300**	**313**	**327**	**341**
(-) Sales, General & Adm. Expenses [3]	(18)	(28)	(27)	(28)	(19)	(20)	(21)	(22)	(23)	(24)	(25)	(26)	(27)	(23)	(24)	(25)	(26)	(27)	(28)	(29)	(30)	(32)	(33)	(35)
(=) EBITDA	**89**	**113**	**113**	**115**	**130**	**137**	**143**	**150**	**157**	**164**	**171**	**178**	**186**	**200**	**209**	**218**	**227**	**237**	**247**	**258**	**270**	**281**	**294**	**307**
(-) Depreciation & Amortization	(33)	(32)	(36)	(38)	(40)	(41)	(42)	(43)	(45)	(46)	(48)	(49)	(51)	(52)	(38)	(39)	(33)	(33)	(27)	(27)	(27)	(28)	(29)	(30)
(=) EBIT	**56**	**80**	**77**	**77**	**90**	**96**	**101**	**107**	**112**	**118**	**123**	**129**	**135**	**148**	**170**	**179**	**194**	**204**	**220**	**231**	**242**	**253**	**264**	**276**
(+/-) Non-Operating Results [4]	-	-	-	(10)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+/-) Financial Results	(36)	(51)	(48)	(33)	(31)	(29)	(28)	(26)	(25)	(23)	(22)	(20)	(18)	(16)	(14)	(12)	(11)	(9)	(9)	(9)	(9)	(10)	(11)	(12)
(=) EBT	**20**	**29**	**29**	**34**	**59**	**66**	**73**	**80**	**87**	**94**	**101**	**109**	**117**	**132**	**157**	**167**	**183**	**195**	**211**	**222**	**233**	**243**	**253**	**264**
(-) Income Tax [5,6]	(8)	(8)	(10)	0	(7)	(10)	(11)	(12)	(13)	(14)	(14)	(15)	(16)	(17)	(23)	(25)	(28)	(30)	(32)	(60)	(63)	(66)	(68)	(90)
(=) Net Income	**12**	**21**	**19**	**34**	**52**	**56**	**62**	**69**	**75**	**81**	**87**	**94**	**101**	**115**	**134**	**141**	**155**	**165**	**179**	**162**	**170**	**177**	**185**	**174**

Source: Braskem

Note:

1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016
2. Related to credits on taxes on revenues (PIS/COFINS and ICMS)
3. Includes Other Non-Recurring Operational Revenues
4. R$9.9 mm Accounts Receivable write-off
5. Considers renewal of the current income tax reduction benefit of 75%, arising from SUDENE - Superintendência de Desenvolvimento do Nordeste
6. Considers tax benefits arising from tax loss carryforwards of IR and CSLL independently for Cetrel and DAC

Cetrel – Capex

- Capex's forecast does not include the expansion of operations, given the existing capacity of Cetrel and its utilization level, which is still below 70%
- The Capex considers the maintenance of the existing structure, only adding Capex (in real terms) of R$28 mm, related to environmental protection, which is allocated linearly as follows: 57% from 2017 to 2020 and 43% from 2021 to 2026

Capex[1] *(R$ mm)*



6.1%
4.6%
4.6%
7.1%
6.9%
6.8%
6.8%
6.0%
6.1%
6.1%
6.1%
6.1%
6.1%
5.3%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.4%
5.5%
5.5%
5.6%
18
14
13
14
12
12
19
19
20
21
20
21
22
22
24
25
22
23
25
26
27
28
30
31
32
34
36
2014A
2015A
2016A
2017F
2018F
2019F
2020F
2021F
2022F
2023F
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
2036F
2037F
Maintenance Capex
Expansion / Modernization Capex
Maintenance Capex / net revenues (%)

Source: Braskem
Note:
1. To assure comparability the historical financial information does not include Cetrel Bio S.A. and Anamb – wholly-owned subsidiaries of Cetrel which operations were discontinued in 2016

Rolling Weighted Average Cost of Capital ("WACC")

Considers a rolling nominal rate in Reais, in order to capture: (i) changes in the effective tax rate resulted from the expiration of the SUDENE benefit for Cetrel and DAC and (ii) the variations of the basic interest rate (SELIC) through the explicit projection years



Rolling WACC (R$ nominal)
WACC
Cost of Equity In R$ nominal
Ke, US$
Long-term Inflation Relation "i"
Cost of Equity in R$ nominal
Ke; R$
Capital Structure Debt / (Debt + Equity)
Cost of Debt in R$ nominal
Kd; After Taxes
Risk Free Rate
Rf
Market Premium
MRP
Relevered Beta
βr
Country Risk Premium
Rp
Tax Rate
T
Unlevered Beta
βd
Pre-tax Cost of Debt
Kd
Cost of Equity
Cost of Debt

Formulas				
	Cost of Equity	$K_{e;\,US\$} = R_f + (\beta_r * MRP) + R_p$ $K_{e;\,R\$} = (1 + K_{e;\,US\$}) * (1 + i) - 1$	**Relevered Beta**	$\beta_r = \beta_d * (1 + (1 - T) * (\frac{D}{E})$
	Cost of Debt	$K_{d;\,After\ Taxes} = K_d * (1 - T)$	**WACC**	$WACC = \frac{E}{(D+E)} * K_{e;\,R\$} + \frac{D}{(D+E)} * K_{d;\,After\ Taxes}$

Rolling Weighted Average Cost of Capital ("WACC") *(Cont.)*

Detail of Rolling WACC for the first period of projection

Rolling WACC in 2017 (R$ nominal)
12.25%

Cost of Equity US$ nominal
11.28%

Long-term Inflation Relation[6]

Cost of Equity R$ nominal
13.01%

Capital Structure D / (D + E)
42.2% / (42.2% + 57.8%)

Cost of Debt R$ nominal
11.20%

Risk Free Rate[1]	Market Premium[2]	Relevered Beta[3]	Country Risk Premium[4]
2.73%	6.90%	0.86x	2.63%

Unlevered Beta[5]
0.53x

Tax Rate
15.25%

Pre-tax Cost of Debt[7]
13.22%

Cost of Equity

Cost of Debt

Note:

1) Yield to maturity of the 20-year US Treasury Bond, as of April 7th, 2017
2) Differential of the historical arithmetic mean of returns from 1926 to 2015 between the S&P 500 and US Treasury Bonds. Source: Ibbotson 2016
3) Relevered beta assuming a tax rate of 15.25% and Cetrel's target capital structure (Debt / Total Capitalization)
4) EMBI+ Brazil as of April 5th, 2017
5) Based on the average unlevered Betas from comparable companies for the last 3 years. Source: Bloomberg
6) Considering long term inflation of 4.10% for Brazil, according to the Brazilian Central Bank consensus as of April 7th, 2017, and 2.50% for the US, according to Bloomberg consensus as of April 7th, 2017
7) Assuming an average cost of debt of 126.5% of CDI per year and SELIC forecasts according to the Brazilian Central Bank consensus as of as of April 7th, 2017

Rolling Weighted Average Cost of Capital ("WACC") *(Cont.)*

Considers a rolling nominal rate in Reais, in order to capture: (i) changes in the effective tax rate resulted from the expiration of the SUDENE benefit for Cetrel and DAC and (ii) the variations of the basic interest rate (SELIC) through the explicit projection years

Rolling WACC	2017F	2018F	2019F	2020F	2021F	2022F	2023F	2024F	2025F	2026F	2027F	2028F	2029F	2030F	2031F	2032F	2033F	2034F	2035F	2036F	2037F	Perp.
Unleveraged Beta [1]	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53
Debt / Equity	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%	73.1%
Tax Rate	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	27.65%	27.63%	27.60%	27.57%	34.00%	34.00%
Leveraged Beta	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.86**	**0.81**	**0.81**	**0.81**	**0.81**	**0.79**	**0.79**
Market Risk Premium	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
(x) Leveraged Beta	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.81	0.81	0.81	0.81	0.79	0.79
(=) MRP x Beta	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.92%	5.59%	5.59%	5.59%	5.59%	5.42%	5.42%
(+) Risk Free Rate	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%
(+) Country Risk Premium (EMBI+)	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%
(=) Cost of Equity in US$	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	11.28%	10.95%	10.95%	10.95%	10.95%	10.78%	10.78%
Inflation Differential (Brasil vs. EUA)	1.55%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%	2.01%
(=) Cost of Equity in R$	**13.01%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.52%**	**13.18%**	**13.18%**	**13.18%**	**13.18%**	**13.00%**	**13.00%**
Cost of Debt before Taxes	13.22%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%	10.87%
Tax Rate	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	15.25%	27.65%	27.63%	27.60%	27.57%	34.00%	34.00%
(=) Cost of Debt in R$	**11.20%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**9.21%**	**7.86%**	**7.87%**	**7.87%**	**7.87%**	**7.17%**	**7.17%**
Debt / Total Capital	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%
(=) Weighted Average Cost of Capital in R$	**12.25%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**11.70%**	**10.93%**	**10.93%**	**10.94%**	**10.94%**	**10.54%**	**10.54%**

End of Sudene Benefit for DAC

End of Sudene Benefit for Cetrel

Note:
1. Please refer to page 52
2. Highlighted lines refer to WACC components suffering changes over the explicit cash flow forecasted

Cetrel – Discounted Cash Flow [1]

Discounted Cash Flow to the Firm *(R$ mm)*

R$ mm	9M17F	2018F	2019F	2020F	2021F	2022F	2023F	2024F	2025F	2026F	2027F	2028F	2029F	2030F	2031F	2032F	2033F	2034F	2035F	2036F	1Q37F	Perp.
Operating Profit (EBIT)	57	90	96	101	107	112	118	123	129	135	148	170	179	194	204	220	231	242	253	264	69	276
(-) Non-Operating Results [2]	(7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Taxes [3,4]	(4)	(12)	(14)	(15)	(16)	(17)	(17)	(18)	(18)	(19)	(19)	(25)	(27)	(30)	(31)	(34)	(63)	(66)	(69)	(72)	(23)	(94)
Net Operating Profit After Taxes (NOPAT)	**46**	**78**	**81**	**86**	**91**	**96**	**100**	**106**	**111**	**117**	**128**	**146**	**151**	**164**	**173**	**187**	**168**	**176**	**184**	**193**	**46**	**182**
% growth			*3.9%*	*5.6%*	*5.8%*	*5.0%*	*5.1%*	*5.1%*	*5.2%*	*5.2%*	*9.9%*	*13.6%*	*3.9%*	*8.5%*	*5.4%*	*7.8%*	*-10.0%*	*4.9%*	*4.6%*	*4.6%*		
(+) Depreciation & Amortization	29	40	41	42	43	45	46	48	49	51	52	38	39	33	33	27	27	27	28	29	8	30
(-) Capex	(14)	(19)	(20)	(21)	(20)	(21)	(22)	(22)	(24)	(25)	(22)	(23)	(25)	(26)	(27)	(28)	(30)	(31)	(32)	(34)	(9)	(36)
(+/-) Change in Net Working Capital	3	1	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(1)	(3)
Free Cash Flow to Firm (FCFF)	**63**	**99**	**100**	**105**	**113**	**118**	**123**	**129**	**135**	**141**	**156**	**158**	**164**	**170**	**177**	**183**	**163**	**170**	**177**	**185**	**43**	**174**
% growth			*0.9%*	*4.9%*	*7.3%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.6%*	*10.7%*	*1.5%*	*3.4%*	*3.6%*	*4.1%*	*3.7%*	*-10.9%*	*4.2%*	*4.3%*	*4.3%*		
Present Value ("PV") of Cash Flows	**60**	**86**	**78**	**73**	**70**	**66**	**62**	**58**	**54**	**51**	**50**	**46**	**42**	**39**	**36**	**34**	**27**	**26**	**24**	**23**	**5**	

Equity Value *(R$ mm)*	
(+) PV of Cash Flows ('17 – '37)	1,010
(+) PV of Perpetuity	329
% growth in perpetuity	*4.3%*
(=) Enterprise Value	1,339
(-) Net Debt [5]	(328)
(=) Equity Value	1,011
% stake acquired	*63.7%*
(=) Equity Value @ 63.7%	**644**

Source: Braskem
Note:
1. Consering the base-date of March 31st., 2017, the first year forecasted (9M17F) compromises the period from the second to the fourth quarter of 2017, and the last year (1Q37F) corresponds to the first quarter of 2037
2. Considering the Accounts Receivable write-off
3. Considers the renewal of the current income tax reduction benefit of 75%, arising from SUDENE - Superintendência de Desenvolvimento do Nordeste
4. Considers tax benefits arising from the tax loss carryforwards of IR and CSLL
5. Net Debt assumes: (i) R$350.2 mm of gross debt less (ii) R$22.3 mm in cash and restricted funds. It does not consider the potential acceleration of outstanding debt, neither the breach of debt covenants

Cetrel – Discounted Cash Flow *(Cont.)*

Sensitivity Analysis

WACC	Present Value of Cash Flows ('17 – '37)	+	Present Value of Perpetuity *(R$ mm)* – Real Growth in Perpetuity (0.5%)	0.0%	0.5%	=	Enterprise Value *(R$ mm)* [1] – Real Growth in Perpetuity (0.5%)	0.0%	0.5%
-0.5%	1,046		358	391	430		1,404	1,437	1,476
base	1,010		303	329	359		1,313	1,339	1,369
+0,5%	976		259	279	302		1,234	1,254	1,278

WACC	Equity Value @ 100,0% *(R$ mm)* – Real Growth in Perpetuity (0.5%)	0.0%	0.5%	Equity Value @ 63,7% *(R$ mm)* – Real Growth in Perpetuity (0.5%)	0.0%	0.5%
-0.5%	1,076	1,109	1,148	685	706	731
base	985	1,011	1,041	627	644	663
+0,5%	906	927	950	577	590	605

WACC	EV / EBITDA 2016E [2] – Real Growth in Perpetuity (0.5%)	0.0%	0.5%	EV / EBITDA 2017E [2] – Real Growth in Perpetuity (0.5%)	0.0%	0.5%
-0.5%	12.5x	12.7x	13.1x	12.2x	12.5x	12.9x
base	11.7x	11.9x	12.1x	11.4x	11.7x	11.9x
+0,5%	10.9x	11.1x	11.3x	10.7x	10.9x	11.1x

Source: Braskem
Note:
1. Net Debt assumes: (i) R$350.2 mm of gross debt less (ii) R$22.3 mm in cash and restricted funds
2. Considers EBITDA 2016E of R$123 mm and EBITDA 2017E of R$115 mm

V

Valuation Using Market Trading Multiples

Valuation Using Market Trading Multiples

Valuation of Cetrel based on Market Trading Multiples of comparable companies[1]

		Share Price 7-Apr-17 Local	Share Price 7-Apr-17 US$	% of 52-week high	ADTV[2] (US$ mm)	Equity Value (US$ mm)	Firm Value (US$ mm)	FV/ EBITDA 2017E
Non-Regulated Environmental Services[1]								
American Water Works	USD	77.9	77.9	91.4%	83.3	13,659	21,252	12.3x
Severn Trent	GBP	24.0	29.8	95.1%	20.9	7,051	13,175	12.2x
Sembcorp Industries	SGD	3.2	2.2	93.2%	10.3	4,041	8,921	9.8x
CT Environmental Group	CNY	1.3	0.2	58.3%	3.0	1,225	1,484	8.4x
SIIC Environment	CNY	2.7	0.4	70.6%	0.9	869	2,371	12.8x
AquaVenture	USD	18.0	18.0	68.5%	3.4	547	595	14.4x
VA Tech Wabag	INR	675.9	10.5	91.7%	1.2	573	576	12.8x
Average								**11.8x**
Median								**12.3x**
Median (-) 10.0%								**11.1x**
Median (+) 10.0%								**13.6x**

R$ mm	Median (-) 10,0%	Median (+) 10,0%
FV / EBITDA 2017E	11.1x	13.6x
EBITDA 2017E	115	115
Firm Value @ 100.0%	1,275	1,558
(-) Net Debt[3,4]	328	328
Equity Value @ 100.0%	947	1,230
Equity Value @ 63.7%	**603**	**783**

Source: Financial Statements of selected companies and share price from Capital IQ as of April 7th, 2017

Note:
1. Environmental service companies that operate in the full cycle of water treatment – collection, disposal, effluents, reuse - with main focus on the corporate and commercial markets
2. Average Daily Trading Volume
3. Based on unaudited managerial financial statements as of December 31, 2016
4. Net Debt assumes: (i) R$350.2 mm of gross debt less (ii) R$22.3 mm of cash and restricted funds

Valuation Using Precedent Transaction Multiples

Valuation of Cetrel based on Precedent Transaction Multiples of comparable companies[1]

Precedent Transaction Multiples of Comparable Companies[1]

Closing Date	Target	Acquiror	Seller	Region of Target	Currency	Implicit FV (100%)	Stake Acquired	FV / LTM EBITDA
Apr-15	United Envirotech	CITIC and KKR	-	Singapura	SGD mm	2,124	86%	17.6x
Mar-15	Fudan Water	SIIC Environment	Global Environment	China	RMB mm	1,548	92%	11.6x
Jan-14	Siemens Water Technologies	AEA Investors	Siemens	Estados Unidos	EUR mm	640	100%	11.6x
Nov-13	Proactiva Medio Ambiente	Veolia	FCC	América Latina	EUR mm	471	51%	5.0x
Dec-12	Cetrel[2]	Odebrecht Ambiental	Braskem	Brasil	R$ mm	384	54%	14.9x
Average								**12.1x**
Median								**11.6x**
Median (-) 10.0%								**10.4x**
Median (+) 10.0%								**12.7x**

R$ mm	Median (-) 10,0%	Median (+) 10,0%
VF / LTM EBITDA	10.4x	12.7x
EBITDA LTM[3]	113	113
Firm Value @ 100.0%	1,175	1,436
(-) Net Debt[3,4]	328	328
Equity Value @ 100 0%	847	1,108
Equity Value @ 63.7%	**539**	**706**

Source: Companies
Note:
1. Environmental services companies active in the water cycle – production, disposal, wastewater, recycling – whose primary focus is in the corporate and commercial market
2. Does not include the acquisition of DAC
3. Based on unaudited managerial financial statements as of December 31, 2016
4. Net Debt assumes: (i) R$350.2 mm of gross debt less (ii) R$22.3 mm of cash and restricted funds

VII

Valuation Using the Accounting Book Value

Valuation Using the Accounting Book Value

Valuation of Cetrel using the Accounting Book Value

Accounting Book Value *(As of December 31st, 2016)*	
Accounting Book Value (R$ million)[1]	490
(x) Stake to be acquired by Braskem (%)	*63.7%*
(=) Accounting Book Value @ 63.7% (R$ million)[1]	**312**

Source: Cetrel Financial Statements
Note:
1 Based on unaudited managerial financial statements as of December 31, 2016

VIII

Appendix

VIII.a

Weighted Average Cost of Capital ("WACC")

Weighted Average Cost of Capital ("WACC")

Calculation of the Unlevered Beta

	Beta[1]	Debt / Shareholders' Equity[2]	Corporate Income Tax Rate[3]	Unlevered Beta[4]
	3-year			3-year
Non-Regulated Environmental Services [5]				
American Water Works	0.34	147.3%	40.0%	0.18
Severn Trent	0.68	626.5%	20.0%	0.11
Sembcorp Industries	1.54	116.6%	17.0%	0.78
CT Environmental Group	1.12	87.7%	25.0%	0.68
SIIC Environment	0.96	123.8%	17.0%	0.47
VA Tech Wabag	0.80	58.7%	34.6%	0.58
Average	**0.91**			**0.47**
Median	**0.88**			**0.53**

Source: Bloomberg, Financial Statements of each company

Note:

1) Beta regression versus the trading Index of each company as of April 7th, 2017, considering a 3-year window
2) Considers the latest available Financial Statement of each company
3) Corporate Income Tax Rate according to KPMG as of 2015
4) Unlevered Beta according to each respective company capital structure
5) Environmental services companies active in the water cycle – production, disposal, wastewater, recycling – whose primary focus is in the corporate and commercial market

Glossary

Definition of the main terms used

Term	Definition
'000	Unit of Thousands
ADTV	Average Daily Trading Volume
Beta; β	Coefficient that estimates the specific risk of an asset, obtained through a linear regression between the series of changes in the price of the asset and the series of changes in the price of the respective market index
Braskem	Braskem S.A
CAPM	Capital Asset Pricing Model
Cetrel	Cetrel S.A.
CNY; RMB	Chinese Yuan Renminbi
COFINS	From Portuguese "Contribuição para o Financiamento da Seguridade Social", which refers to a federal contribution tax based on gross revenue
Cost of Debt; K_d	Pre-tax cost of debt of a company
Cost of Equity; K_e	Cost of the capital of the company's shareholders
Country Risk Premium; R_p	Return required by investors due to the additional risk of an investment in a particular country if compared to a risk-free investment
CPI	USA Consumer Price Index
CSLL	From Portuguese "Contribuição Social Sobre o Lucro Líquido", which refers to a contribution destined to finance the Brazilian social security system
DAC	Distribuidora de Água de Camaçari S.A.
DCF	Discounted Cash Flow Method
EBIT	Earnings Before Interest and Taxes
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EBT	Earnings Before Taxes
EMBI	Emerging Markets Bond Index, index that calculates the difference between the average of the sovereign bonds of an emerging country denominated in US$ versus US Treasury Bonds. Used as an estimate of investment risk in an emerging country
EUR	Euro
EV	Equity Value
FCFF	Free Cash Flow to the Firm
FV	Firm Value
FV/EBITDA	Firm Value to EBITDA
G5|Evercore	G5 Consultoria e Assessoria Ltda.
GBP; £	British Pound
h	Unit of Hours
Ibbotson	Refers to the report prepared by Business Valuation Resource named "Valuation Handbook"
ICMS	From Portuguese "Imposto Sobre Circulação de Mercadorias e Serviços", which refers to a state tax for goods and services
IGP-M	From Portuguese "Índice Geral de Preços do Mercado", which refers to an inflation index calculated by FGV (Fundação Getulio Vargas)

Glossary *(Cont'd)*

Definition of the main terms used (Cont'd)

Term	Definition
IMF	International Monetary Fund
INR	Indian Rupee
IPCA	From Portuguese "Índice de Preços ao Consumidor Amplo", which refers to an inflation index calculated by IBGE (Instituto Brasileiro de Geografia e Estatística)
$K_{d;\ After\ Taxes}$	After-tax Cost of Debt
$K_{e;\ US\$}$; $K_{e;\ R\$}$	Cost of Equity in US$ and R$, respectively
Long-term Inflation Relation; "i"	Long-term inflation relation between two countries
m^3	Unit of Cubic Meters
Market Premium; MRP	Return required by investors due to the additional risk of an investment if compared to a risk-free investment
mm	Unit of Millions
Net debt	Total debt less cash and cash equivalents
NOPAT	Net Operating Profit After Tax
ODB Utilities	Odebrecht Utilities S.A.
ODBA	Odebrecht Ambiental S.A.
PIS	From Portuguese "Programa de Integração Social", which refers to a social contribution tax
PV	Present Value
BRL; R$	Brazilian Reais
Relevered Beta; β_r	Relevered Beta according to the capital structure of an asset
Risk Free Rate; R_f	Return obtained by an investor from a risk-free asset
S&P500	Standard & Poor's 500 Index
SELIC	From Portuguese "Sistema Especial de Liquidação e Custódia", which refers to the Brazilian Central Bank's open market system
SGD	Singapore Dollar
SUDENE	From Portuguese "Superintendência de Desenvolvimento do Nordeste", which refers to the Brazilian Superintendency for the Development of the Northeast
Tax Rate; T	Income Tax Rate
Unlevered Beta; β_u	Beta without considering the capital structure of the asset
US$; USD	United States of America Dollar
WACC	Weighted Average Cost of Capital

[*On letterhead paper of G5 Evercore*]

São Paulo, April 20, 2017

To
Braskem S.A.
Rua Lemos Monteiro, 120, 24° andar,
Butantã – City of São Paulo
05501-050

Att. Pedro Freitas

Dear Sir(s),

Further to our recent understandings, G5 CONSULTORIA E ASSESSORIA LTDA., a limited liability company with its principal place of business in the City and State of São Paulo, at Av. Brigadeiro Faria Lima nº 3311, 10° andar, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.695.920/0001-83 ("G5 Evercore"), is pleased to submit to BRASKEM S.A. ("Company" or "Contracting Party") a proposal ("Proposal" or "Order") for the drafting of an economic and financial appraisal report on Cetrel S.A. ("Target Company") within the scope of the purchase of shares representing 63.7% of the share capital of the Target Company by the Company ("Purchase") and with the purpose of complying with the provisions set forth in article 256, paragraph one, of the Corporation Law ("Appraisal Report").

For the purposes of this Proposal, the expression "Affiliates" means the persons that, either directly or indirectly, control, are controlled by or are under common control with a certain company.

CLAUSE I. SERVICES

Within the scope of this Order, G5 Evercore shall provide the services of economic and financial appraisal of the Target Company, based on the following commonly used methodologies: (i) Discounted Cash Flow; (ii) Multiples of Prior Transactions; (iii) Multiples of Trading in the Market of Comparable Companies. The appraisals by share of the Target Company by the methodologies of (a) accounting net equity value; (b) market equity value, and (c) forecast net profits value, limited to 15 times the adjusted average net profits for the last two years, as set forth in article 256, II of the Corporation Law, will not be part of the scope of work of G5 Evercore and will not be stated in the Appraisal Report.

G5 Evercore prepared and provided an appraisal report dated January 26, 2017 to the Company and its directors, for informative purposes, in the respective resolution from the Company's Board of Directors. Additionally, within 5 days after the date hereof, G5 Evercore shall provide the Company with the Appraisal Report, on the terms of this letter-order, which shall be made available to all shareholders of the Company, as an exhibit to the Management's Proposal, pursuant to Exhibit 19 to Securities Commission (CVM) Ruling No. 481/09 ("Management's Proposal").

Without prejudice to the foregoing, the Appraisal Report object of this Order is intended to indicate to the Company the band of value of the shares of the Target Company, and it is hereby agreed that the drafting of the Appraisal Report is solely intended to comply with the provisions of article 256, paragraph one, of the Corporation Law.

CLAUSE II. COMPENSATION AND EXPENSES

Retainer

For the drafting of the Appraisal Report, the Company shall pay a Retainer to G5 Evercore in the amount of one million, nine hundred and fifty thousand Reais (BRL 1,950,000.00), fully owed within ten (10) days after the date of delivery of the Appraisal Report by G5 Evercore, regardless of the approval of the Purchase by the Company's shareholders' meeting ("Retainer"). The Retainer shall not be returned by G5 Evercore in any event.

If a part of the Retainer has already been paid by the Company upon the delivery of the Appraisal Report thereby, the respective sum shall be deducted from the total amount of BRL 1,950,000.00.

Term for Payment, Taxes and Expenses

All payments of fees arising herefrom shall be made at sight, considering the term above, in Brazilian currency.

In addition to the Retainer, in any event the Company shall reimburse G5 Evercore, when requested, for all travel expenses and other expenses incurred in complying with this Order, including, without limitation, expenses with print shops, translations, printing, travel and food.

The reimbursement of expenses that has been requested shall be paid to G5 Evercore at sight, in Brazilian currency, within fifteen (15) days after the respective request.

The services object of this Order do not include specialized legal, tax, accounting or technical consultancy. The Company shall remain in charge of engaging the attorneys, consultants and experts of its choice, if it sees fit. G5 Evercore may, upon request from the Company, assist it with the analysis of service proposals that may be submitted thereto, and it is hereby agreed that the choice of said consultant will be incumbent upon the Company, which shall remain solely and exclusively responsible for the direct payment of said professionals. Alternatively, the Company may directly pay consultants engaged by G5 Evercore for exclusive purposes of the services provided hereunder, provided that the engagement of said service is previously authorized by the Company, with it not entailing, however, any conflict of interests on the part of said consultant.

G5 Evercore shall not be responsible for any opinions and/or reports produced by said external consultants, even if the service proposals have been analyzed by G5 Evercore.

The provisions in this item shall remain in force, being existing, valid and effective even after the end of effectiveness of this Order.

CLAUSE III. COOPERATION

The Company undertakes to cooperate with G5 Evercore and provide all information and documents requested by G5 Evercore to carry out the services object of this Proposal, held by the Company or to be obtained thereby from the Target Company that provides them. For the purposes hereof, all Information, regardless of the origin thereof, shall be considered provided by the Company and, therefore, under its responsibility.

G5 Evercore's works shall be based on information obtained from and/or provided by the Company, its administrators and/or third parties on behalf of the Company ("Information"), and it is hereby agreed that G5 Evercore shall assume that the Information is accurate, true, exact, complete and correct in all of its aspects and has been prepared in a reasonable and diligent manner. G5 Evercore shall in no event be held liable for incorrect information or facts, except in case of proven bad faith acknowledged in court by a final and unappealable sentence.

In this regard, as part of the due diligence to be made by G5 Evercore on the Information, the Company shall cause the administrators' letter of liability, as per Exhibit I hereto, to be delivered to G5 Evercore prior to the deadline for delivery of the Appraisal Report ("Letter of Liability"), and it is hereby agreed that regardless of the receipt of the Letter of Liability, the Company shall cause G5 Evercore to have access to the Company, its administrators and/or third parties on behalf of the Company that have prepared the Information, to clarify, question and confirm points it deems necessary, and G5 Evercore shall state one (1) day in advance the points to be clarified.

CLAUSE IV. CONFIDENTIALITY

The Parties ratify the Confidentiality Agreement executed on January 21, 2017.

All announcements, communications and documents published or statements made by the Company, its Affiliates, administrators and/or third parties on behalf of the Company, the subject of which is the Appraisal Report, including the Management's Proposal, whether they mention G5 Evercore as consultant to the Company or not, shall only be made or published after prior submission to G5 Evercore, to the extent necessary or required by the applicable laws and regulations, and must be accurate, true, adequate and weighed.

CLAUSE V. TERMINATION

The engagement of the services object of this Proposal may be terminated by G5 Evercore or the Company, at any time, by sending a written notice at least thirty (30) days in advance, in which case no penalty shall be owed by any Party. The Order shall be considered terminated on the date of receipt of said notice.

The termination of this Order on the terms of this Clause does not hinder the confidentiality, indemnification and choice of venue clauses, which shall remain valid and effective, notwithstanding the termination of this Order.

In addition, the termination of this Order by the Company prior to the issuance of the Appraisal Report shall entitle G5 Evercore to receive fees of one million and four hundred thousand Reais (BRL1,400,000.00) and to be reimbursed for expenses already incurred

as a result of the services provided until the date of termination of this Order, which shall be entirely paid prior to termination.

If this Order is terminated due to failure by the Company to comply with the cooperation obligation established in Clause III above, G5 Evercore shall be entitled to receive the full amount of the Retainer.

CLAUSE VI. <u>CONFLICT OF INTERESTS</u>

The Company also acknowledges that G5 Evercore and/or its Affiliates have provided or may provide financial and/or strategic consultancy services to clients that (i) hold or may hold debt instruments or securities of the Company, or (ii) are or may be in a position of conflict of interest with the Company and its Affiliates. G5 Evercore maintains practices and procedures, including those known as "*Chinese Walls*", to restrict the flow of information and inhibit the occurrence of said conflicts. Pursuant to its institutional policy, G5 Evercore shall not use any information received for purposes other than those referred to in this Order and, likewise, G5 Evercore shall not provide the Company with any information received from its other clients.

CLAUSE VII. LIMITATION OF OBLIGATIONS

The Company hereby acknowledges that G5 Evercore's obligations on the terms of this Proposal are not a promise, commitment and/or obligation to make any transaction, nor can any liability, either present or future, be imputed to G5 Evercore for the market perception of the results of the Appraisal Report and the failure to make any of the legal businesses intended by the Company.

The Company also acknowledges that: the Appraisal Report is not a proposal or recommendation of vote to the Company's shareholders regarding the Purchase, to the amounts agreed upon in the Purchase or to the merits thereof or strategic decision to make the Purchase, or any other aspects connected to the Purchase, with said decisions being exclusively incumbent upon the Company and its shareholders.

G5 Evercore, likewise, shall not be liable: (a) for expressing an opinion on the merits, risks and commercial feasibility of the Purchase; (b) for the contents of the opinions, reports or contracts of consultants or assistants that may be engaged by the Company; and (c) for making any check or independent audit on the Information, or also for checking the accuracy, correction, integrity, authenticity, legitimacy and truthfulness of the Information provided by the Company, its Affiliates, the Target Company, the current controlling shareholder of the Target Company, its administrators and/or third parties on its behalf, including, without limitation, potential investors or their consultants in relation to the Appraisal Report.

Contracting Party also represents to be aware that all studies, analyses and forecasts made by G5 Evercore and contained in the Appraisal Report are based on the methods and models considered by G5 Evercore to be the most appropriate to the situation, it being agreed, however, that G5 Evercore does not take any responsibility for the effectiveness of such methods in the event of any divergences between forecasts determined thereby and the actual future results.

G5 Evercore does not and shall not undertake any obligation to update, review or amend the Appraisal Report due to other information disclosed after the date of its issuance.

Only the final version of the Appraisal Report can be disclosed and reproduced within the deadline required by the applicable laws and regulations.

CLAUSE VIII. INDEMNIFICATION

Contracting Party hereby undertakes to indemnify and hold G5 Evercore, its Affiliates, their respective partners, administrators, employees and staff ("Indemnifiable Parties") harmless for and against any losses, damages, obligations, costs or reasonably incurred expenses, except for loss of profits ("Losses"), directly or indirectly resulting from the provision of the services described herein, including, without limitation, on the terms of article 8 of the Corporation Law, except for any Losses provably arising from willful misconduct or serious negligence of G5 Evercore, as proved and determined in an unappealable court decision, on the terms of paragraph six of said article 8.

Notwithstanding the provisions set forth in this Clause, G5 Evercore and the other Indemnifiable Parties shall not, under any circumstance, be held liable for indemnification sums that jointly exceed the amounts actually received by G5 Evercore up until the time of payment of said indemnification, as compensation for the object of this Order, except in case of willful misconduct, as proved and determined in an unappealable court decision.

If G5 Evercore or the other Indemnifiable Parties are questioned about any issue connected to this Order, G5 Evercore may notify the Company for it to take over the applicable defense by means of a counsel chosen by G5 Evercore, with the Company being liable for the payment of the respective fees of counsel owed, provided that it is not a matter associated with willful misconduct or serious negligence by G5 Evercore, as proved and determined in a court decision made final and unappealable, on the terms of paragraph six of article 8 of the Corporation Law.

The indemnification obligation agreed upon herein shall remain in full force even after the service provision object of this Order is ended.

CLAUSE IX. JURISDICTION

This agreement shall be governed by the laws of the Federative Republic of Brazil. The courts of the Capital of the State of São Paulo are hereby elected as the sole courts with jurisdiction to settle any disputes arising herefrom.

CLAUSE X. ACCEPTANCE

Acceptance of this Proposal shall cause it to have the force of a contract, with retroactive effects to January 21, 2017, consisting of the full agreement and understanding between the Company and G5 Evercore regarding its object, replacing the order signed on January 21, 2017 for all purposes and effects.

For such, the company shall sign this Proposal and send us back a counterpart duly signed by its legal representatives.

Lastly, we would like to reiterate our satisfaction with the possibility of working on this important project, and remain at your disposal for any clarifications.

Best regards,

[*signatures*]
G5 CONSULTORIA E ASSESSORIA LTDA.

We confirm, on the date hereof, April 20, 2017, our agreement to and acceptance of all of the terms and conditions set out in this Proposal:

[*signatures*]
BRASKEM S.A.

Pedro Freitas	Marcelo Cerqueira
CFO	Vice-Chief Executive Officer

Witnesses:

1. [*signature*]
Name:
CPF: 328633258-50

2.
Nome:
CPF:

[*Stamp from the 9th Notary Office certifying the authenticity of the signatures*]

EXHIBIT I
Letter of Liability

São Paulo, April 20, 2017.

To
G5 Evercore
Av. Brigadeiro Faria Lima nº 3311, 10° andar
City and State of São Paulo

Dear Sirs,

In reference to the appraisal report on Cetrel S.A., to be drafted by you for purposes of article 256, paragraph 1, of Law 6,404/76, as amended ("Appraisal Report"), on the terms of the Order executed between Braskem S.A. and G5 Evercore on February [13], 2017, we hereby acknowledge that the submission of this letter of liability is a due diligence procedure commonly requested by companies specialized in company appraisals to allow you to use the economic-financial and operational information given to you and used as basis for the analyses you prepared within the scope of the Appraisal Report.

Based on our knowledge and opinion, we confirm the accuracy and veracity of the information conveyed to you during your examination of the: (i) audited financial statements of Cetrel S.A. pertaining to the fiscal years ended on December 31, 2013, 2014 and 2015, including the explanatory notes; (ii) non-audited financial statements pertaining to the fiscal years ended on December 31, 2013, 2014, 2015 and 2016; (iii) economic-financial and operational forecasts for the period of 2017 to 2026; and (iv) forecasts of financial use of the tax benefit of the Superintendence for the Development of the Northeast (SUDENE) until 2036 (jointly referred to as "Information").

Likewise, we are aware that the Information, when connected to future period and forecasts, represent our best estimates on the date they were prepared and we are not aware, until this time, of any fact that may change such expectations. Having said that, we stress that the forecasts are made based on the past experiences of these administrators and based on estimations and expectations that may not come to pass.

Best regards,

[*signatures*]
BRASKEM S.A.
Pedro Freitas — Marcelo Cerqueira
CFO — Vice-Chief Executive Officer

[*Stamp from the 9th Notary Office certifying the authenticity of the signatures*]